HEMISPHERE ENERGY APPOINTS NEW DIRECTOR

TSX-V: HME

Vancouver, British Columbia, October 8, 2014 – Hemisphere Energy Corporation (TSX-V: HME) is pleased to announce the appointment of Mr. Richard Wyman to the Board of Directors effective October 7, 2014, subject to regulatory approval.

With over 30 years’ experience, Mr. Wyman began his career as a reservoir engineer with Esso Resources Canada Ltd. in Calgary prior to becoming a corporate finance associate with Wood Gundy in London. He returned to Canada and became an analyst in the corporate finance and treasury department of Gulf Canada Limited in Calgary and Toronto, then an oil and gas equities research analyst with Peters & Co. Ltd. Following his tenure at Peters & Co., Mr. Wyman became a founding shareholder and Director of Smart Pipeline Services Ltd. and Northern Cross (Yukon) Ltd. He returned to a capital market role as Vice President and Senior Oil and Gas Analyst with Canaccord Genuity under their rebranding process in 2004. In 2010, Mr. Wyman returned to the industry as President and a Director of Northern Cross (Yukon) Ltd, an emerging junior oil and gas, exploration and development company with assets located in Yukon.

Mr. Wyman received a Bachelor of Applied Science degree in Chemical Engineering (Hons) from Queen's University in 1978 and a Masters of Business Administration from the International Management Institute at the University of Geneva in 1985.

In conjunction with his appointment, Hemisphere has granted Mr. Wyman incentive stock options entitling him to purchase up to a total of 200,000 shares at an exercise price of $0.61 each, pursuant to the Company’s Stock Option Plan for a term of five years and subject to the receipt of the necessary regulatory approvals.

About Hemisphere Energy Corporation

Hemisphere Energy Corporation is an exploration and production, oil and gas company focused on developing core areas that provide low to medium risk drilling opportunities to increase production, reserves and cash flow. Hemisphere’s continued growth plan is through drilling existing prospects and executing strategic acquisitions and farm-ins. Hemisphere trades on the TSX Venture Exchange as a Tier 1 issuer under the symbol “HME”.

For further information, please contact:
Don Simmons, President & Chief Executive Officer	Scott Koyich, Investor Relations
Telephone: (604) 685-9255	Telephone: (403) 619-2200
Email: info@hemisphereenergy.ca	Email: scott@briscocapital.com
Website: www.hemisphereenergy.ca

Forward-looking Statements

This news release contains "forward-looking statements" that are based on Hemisphere's current expectations, estimates, forecasts and projections. These forward-looking statements include statements regarding Hemisphere's outlook for our future operations, plans and timing for the commencement or advancement of exploration and development activities on our properties, and other expectations, intention and plans that are not historical fact. The words "estimates", "projects", "expects", "intends", "believes", "plans", or their negatives or other comparable words and phrases are intended to identify forward-looking statements. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Many of these factors are beyond the control of Hemisphere. Consequently, all forward-looking statements made in this news release are qualified by this cautionary statement and there can be no assurance that actual results or developments anticipated by Hemisphere will be realized. For the reasons set forth above, investors should not place undue reliance on such forward-looking statements. Hemisphere disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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